Xtralink Corporation

7582 Las Vegas Boulevard, Suite # 325, Las Vegas, Nevada 89123

Phone: 702-637-6144|Fax: 702-534-4963|Email: xtralinkcorp@gmail.com

November 22, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

VIA EDGAR

Ladies and Gentlemen,

RE:          Registration of on Form 10

                Filed November 10, 2011

                File No. 000-54508

Thank you for your letter dated November 18, 2011.  Below are our answers to your comments.

Item 1A. Risk Factors, page 5

1.       We have added the risk factor as follows:

New NASDAQ and NYSE Amex listing rules impose heightened requirements for companies that become listed through a reverse merger.

On November 19, 2011, the SEC approved new rules which impose heightened standards for companies going public through a reverse merge on the above noted exchanges.  New rules would prohibit a reverse merger company from applying for listing on these exchanges until i) the company has completed a one-year "seasoning period" by trading in the U.S. over-the-counter market or on another regulated U.S. or foreign exchange following the reverse merger, and filed all required reports with the Commission, including audited financial statements and ii) the company maintains the requisite minimum share price for a sustained period, and for at least 30 of the 60 trading days, immediately prior to its listing application and the exchange's decision to list.

Under the rules, the reverse merger company generally would be exempt from these special requirements if it is listing in connection with a substantial firm commitment underwritten public offering, or the reverse merger occurred long ago so that at least four annual reports with audited financial information have been filed with the SEC.

We cannot assure you that we will be able to meet the listing standards or maintain a listing of the Common Stock on these exchanges.

There is currently no trading market…, page 9

2.       Our registration statement on Form 10 seeks to register our common stock as a class and therefore we have removed reference to wording relating to the “Offering”.

If we do not file a Registration Statement on Form 8-A, page 9

3.       We agree that the risk factor is not applicable and therefore has been removed.

There are issues impacting…, page 10

4.       Upon reviewing the guidance provided in the Securities Act Compliance and Disclosure Interpretations, Question 139.11 and after careful consideration, we are of the opinion that PIPE transactions are not relevant as we do not intend on registering the resale our common stock prior to their issuance.  Any reference to PIPE transactions has been removed.

The Registrant acknowledges the following:

-          The Registrant is responsible for the adequacy and the accuracy of the disclosure in the filing;

-          Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          The Registrant may no assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments or questions you have concerning the Registration Statement to me at 702-637-6144 or email at xtralinkcorp@gmail.com.

Sincerely,

 /s/ Maurice Sale

Maurice Sale

President